Filing by Columbia Funds Series Trust I pursuant to Rule 425 under the Securities Act of 1933, and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Companies:

Columbia Funds Series Trust I

(SEC File No. 811-04367)

Columbia Funds Series Trust

(SEC File No. 811-09645)

RiverSource Tax-Exempt Series, Inc.

(SEC File No. 811-02686)

RiverSource Investment Series, Inc.

(SEC File No. 811-00054)

RiverSource California Tax-Exempt Trust

(SEC File No. 811-04646)

Seligman Municipal Series Trust

(SEC File No. 811-04250)

Seligman LaSalle Real Estate Fund Series, Inc.

(SEC File No. 811-21365)

RiverSource Sector Series, Inc.

(SEC File No. 811-05522)

RiverSource Dimensions Series, Inc.

(SEC File No. 811-01629)

RiverSource Special Tax-Exempt Series Trust

(SEC File No. 811-04647)

Seligman Municipal Fund Series, Inc.

(SEC File No. 811-03828)

RiverSource Managers Series, Inc.

(SEC File No. 811-10321)

RiverSource Selected Series, Inc.

(SEC File No. 811-04132)

RiverSource Strategic Allocation Series, Inc.

(SEC File No. 811-04133)

RiverSource Tax Exempt Income Series, Inc.

(SEC File No. 811-02901)

Seligman Capital Fund, Inc.

(SEC File No. 811-01886)

Seligman Growth Fund, Inc.

(SEC File No. 811-00229)

RiverSource LaSalle International Real Estate Fund, Inc.

(SEC File No. 811-22031)

News Release	Contacts: Ryan Lund 612.671.3459 ryan.s.lund@ampf.com Charlie Keller 612.678.7786 charles.r.keller@ampf.com

Columbia Management Fund Shareholders

to Save Projected $30 Million Annually

Result of fee change and fund merger proposals; additional fund mergers announced

BOSTON – as of September 28, 2010 – Columbia Management announced that it expects fund shareholders to save approximately $30 million annually pending the implementation of fee change and fund merger proposals.

The projected $30 million in savings will result primarily from completed fund mergers and realization of economies of scale, including reducing or eliminating fixed expenses associated with merging funds, reaching initial or additional management fee breakpoints, and spreading fixed expenses over a wider asset base.

Additional proposals by Columbia Management were also approved by the funds’ boards of directors/trustees, including changes to standardize management and other fees for the funds under a consistent pricing model. The fee change and fund merger proposals are expected to be fully implemented in the first half of 2011, subject to final funds board and shareholder approval. Details of the proposals will be included in proxy materials expected to be mailed to fund shareholders in early 2011.

“We worked with our boards to ensure that the funds will benefit from being part of a broader product lineup with overall fee and expense reductions, including significant reductions for certain funds,” said Kevin Connaughton, head of mutual funds. “Our goal is to implement a pricing model that is consistent across the combined fund family, is in the best interest of the overall shareholder base, and will further enhance Columbia Management’s competitive position within the industry.”

Columbia Management also announced that it has proposed nine fund mergers as part of its ongoing integration efforts. These proposed mergers are in addition to the 62 proposed mergers that were announced in August. All mergers are subject to final board and shareholder approval.

“This is another important step toward building a fully integrated lineup of strong-performing retail and institutional products that provide investment solutions for our clients,” said Chris Thompson, head of product management and marketing. “We believe shareholders will benefit from these pending actions and proposals.”

© 2010 Columbia Management Investment Advisers, LLC. All rights reserved.

One Financial Center, Boston, MA 02111-2621

columbiamanagement.com

Ameriprise Financial, Inc. completed its acquisition of Columbia Management Group, LLC’s long-term asset management business on April 30, 2010. Columbia Management is the eighth largest long-term asset manager in the U.S. with $327 billion in assets under management as of June 30, 2010. The integration process remains on schedule and on budget.

For more, please visit columbiamanagement.com.

Merging Fund	Acquiring Fund (fund name prior to Sept. 27, 2010 is in italics)
Columbia High Income Fund	Columbia Income Opportunities Fund (formerly known as RiverSource Income Opportunities Fund)

Columbia Asset Allocation Fund	Columbia LifeGoal Balanced Growth Portfolio

Columbia Asset Allocation II Fund	Columbia LifeGoal Balanced Growth Portfolio

Columbia Liberty Fund	Columbia LifeGoal Balanced Growth Portfolio

RiverSource Portfolio Builder Total Equity Fund	Columbia LifeGoal Growth Portfolio

RiverSource Income Builder Enhanced Income Fund	Columbia Income Builder Fund (formerly known as RiverSource Income Builder Basic Income Fund)

RiverSource Income Builder Moderate Income Fund	Columbia Income Builder Fund (formerly known as RiverSource Income Builder Basic Income Fund)

Columbia S&P 500 Index Fund, VS	RiverSource Variable Portfolio - S&P 500 Index Fund

Columbia Large Cap Growth Fund, VS	Seligman Variable Portfolio Growth Fund

###

On April 30, 2010, Ameriprise Financial, Inc., the parent company of RiverSource Investments, LLC, acquired the long-term asset management business of Columbia Management Group, LLC, including certain of its affiliates, which were, prior to this acquisition, part of Bank of America. In connection with the acquisition of the long-term assets, certain clients of Columbia Management Advisors, LLC (including the Columbia Funds) have a new investment adviser, RiverSource Investments, LLC, which is now known as Columbia Management Investment Advisers, LLC.

On the same date, Ameriprise Financial also acquired Columbia Wanger Asset Management, LLC (CWAM). CWAM will continue as the investment adviser for Columbia Acorn and Wanger Funds and no changes are anticipated in the existing investment management team.

For those clients that use the services of a subadviser, those arrangements are continuing unless notified otherwise. RiverSource Fund Distributors, Inc., now known as Columbia Management Investment Distributors, Inc., member FINRA, will act as the principal distributor of the Columbia, Wanger, Columbia Acorn, RiverSource, Seligman and Threadneedle branded funds. RiverSource Service Corporation, now known as Columbia Management Investment Services Corp., is the transfer agent for the Funds.

Investment products are not federally or FDIC-insured, are not deposits or obligations of, or guaranteed by any financial institution, and involve investment risks including possible loss of principal and fluctuation in value.

Investors should consider the investment objectives, risks, charges and expenses of a mutual fund carefully before investing. For a free prospectus, which contains this and other important information about the funds, visit columbiamanagement.com. Read the prospectus carefully before investing.

© 2010 Columbia Management Investment Advisers, LLC. All rights reserved.

One Financial Center, Boston, MA 02111-2621

columbiamanagement.com

© 2010 Columbia Management Investment Advisers, LLC. All rights reserved.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any Acquiring Fund, nor is it a solicitation of any proxy. For information regarding an Acquiring Fund, or to receive a free copy of a prospectus/proxy statement relating to a proposed merger once a registration statement relating to the proposed merger has been filed with the Securities and Exchange Commission (“SEC”) and becomes effective, please call the proxy solicitor or visit its website. The telephone number and website for the proxy solicitor may be obtained, when available, by visiting www.columbiamanagement.com. The prospectus/proxy statement (when available) will contain important information about fund objectives, strategies, fees, expenses and risk considerations. The prospectus/proxy statement will also be available for free on the SEC’s website (www.sec.gov). Please read the prospectus/proxy statement carefully before making any decision to invest or to approve a merger.

© 2010 Columbia Management Investment Advisers, LLC. All rights reserved.

One Financial Center, Boston, MA 02111-2621

columbiamanagement.com